Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000
FAX: (212) 310-8007

January 11, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549-6010

Attn: Celia A. Soehner

Re:	Generac Holdings Inc. Registration Statement on Form S-1 File No. 333-162590

Dear Ms. Soehner:

On behalf of our client, Generac Holdings Inc. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Commission Amendment No. 3 (the “Amendment”) to the Registration Statement on Form S-1 (the “Registration Statement”) of the Company (File No. 333-162590), together with exhibits thereto.

Set forth below in bold are each of the comments in the Staff’s letter of January 7, 2010.  Immediately following each of the Staff’s comments is the Company’s response to that comment, including where applicable, a cross-reference to the location in the Amendment of changes made in response to the Staff’s comment.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

Prospectus summary, page 1

1.                                      We note your response to prior comment 3; however, it is unclear how the supplemental response you have provided, which lacks qualitative or quantitative information, is supportive of your market share disclosure.  Accordingly, we reissue prior comment 3.

As discussed with the Staff, the Company has revised the disclosure on page 1 to eliminate the possible unintended implication that the Company has the leading market share.  In addition, the Company has supplementally provided the Staff with the updated Frost & Sullivan report, dated November 2009, received by the Company subsequent to filing the last amendment to the Registration Statement showing that the Company is among the leaders in each of the residential, industrial and commercial end markets. The Company confirms that the updated Frost & Sullivan report is the latest report available, the report is publicly available for a fee, the Company has not paid for the compilation of the data in the report, the report was not prepared for use in the Registration Statement and no consents are required because the report is publicly available.

2.                                      We note your response to prior comment 4.  It remains unclear how the information you provided supports your disclosure that you are one of the lowest-cost producers in the industry.  If the basis of your statements is limited to the information provided to us, please relocate the disclosure to a section of your document where you can provide sufficient additional disclosure for investors to evaluate your claims.

As discussed with the Staff, the Company has revised the disclosure on page 3 to eliminate the statement that the Company’s costs are lower than its competitors.

Risk factors, page 15

3.                                      Please include a separate risk factor that explains your inability to evaluate the effect of price increases as mentioned in your response to prior comment 24.

The Company has revised the disclosure on page 24 to include a risk factor that explains the Company’s inability to evaluate the specific effect of price increases.

Dilution, page 36

4.                                      We note your response to prior comment 16 and the supplemental information provided showing the pro forma impact of both the conversion of your Series A convertible preferred stock and Class B convertible voting common stock and the sale of your common equity in the offering.  Based on the information provided, it appears that there is an impact on net tangible book value per share of the Corporate Reorganization, since the Series A convertible preferred stock and Class B convertible voting common stock are not included in equity as of September 30, 2009.  Therefore, it does not appear that you are disclosing the amount of the increase in the net tangible book value per share attributable to cash payments made by the purchasers of the shares being offered.  Refer to Item 506 of Regulation S-K.  Please revise as necessary.

As discussed with the Staff, the Company has revised the disclosure on page 39 to separately illustrate the impact on net tangible book value per share of the Corporate Reorganization and the offering.

5.                                      Please refer to prior comment 18.  Please also disclose that the number of shares is subject to adjustment, as well as referring to the additional information in MD&A.  Tell us about your consideration of providing a range of pro forma results since the amounts are subject to change.

As discussed with the Staff, the Company has revised the disclosure on page 39 to include a reference to the fact that the number of shares issuable upon conversion of existing shares is subject to adjustment.  With respect to the Staff’s suggestion that the Company provide a range of pro forma results in this section, the Company has concluded that such a presentation would not be helpful.  The Company has reached this conclusion because while the number of shares of Class A Common Stock to be issued to the Company’s Class B stockholders and the Company’s Series A Preferred stockholders in connection with the Class B Conversion and the Series A Preferred Conversion may change relative to each other from increases or decreases in the initial offering price, the absolute aggregate number of shares of common stock to be issued to existing holders as a result of the Corporate Reorganization and the relationship between the number of shares to be issued to existing shareholders and the number of shares to be issued to new investors in the offering will not change, due to the impact of the reverse stock split.  The Company has revised the disclosure on page 49 to make this clear, and the Company has added similar disclosure to page 6 of the Summary.

Corporate reorganization, page 45

6.                                      Regarding your disclosure in response to prior comments 20-22:

•                                          Please state clearly the purpose that the disclosed formulae are intended to achieve.

•                                          Please tell us (1) the amount that the number of shares to be issued upon conversion will increase on each day and (2) how you intend to ensure that the numbers you use to fill in the blanks in your document are sufficient for investors to evaluate the potential impact of the conversion.

The Company has revised the disclosure on pages 47 to 48 to clearly state the purpose of the disclosed per share conversion rate.

The Company has revised the disclosure on page 48 to show how the number of shares issuable upon Series A Preferred conversion will increase each day assuming a set offering date and price.

The Company believes that the numbers it will use to fill in the blanks (which the Company will complete in the filing in which it includes the price range) will be sufficient for investors to evaluate the potential impact of the conversion because, as discussed above in the response to Comment No. 5, the absolute aggregate number of shares of common stock to be issued to existing holders as a result of the Corporate Reorganization will not change, and the percentage of the Company’s outstanding common stock to be acquired by purchasers of common stock in connection with the offering will be a function solely of the total number of shares of common stock to be issued in this offering.

Covenant compliance, page 63

7.                                      We note your response to prior comment 25.  Please update your disclosure regarding Generac Power Systems’ current leverage ratio, as appropriate.  Please also apply this comment to the risk factor that appears at the bottom of page 26.

As discussed with the Staff, the Company respectfully advises the Staff that the ratio as of September 30, 2009 is the latest calculation available.  The Company is not required to provide its lenders with a compliance certificate under its senior secured credit facilities for the fiscal quarter ended December 31, 2009 until 110 days after the fiscal year end. The Company cannot produce this certificate until it has completed the preparation of its 2009 fiscal year-end audited financial statements, which are not yet available, and until it has determined Covenant EBITDA, which is derived form such financial statements.

The Company has revised the risk factor on page 29 to more fully describe the leverage ratios contained in the Company’s senior secured credit facilities.

History, page 84

8.                                      From your response to prior comment 28, it is unclear whether Briggs & Stratton or other entities have the right to use the Generac name, have used that name, or are continuing to use that name.  Also, if another entity can or does use your name, please provide us your analysis of the materiality of the related risk with a view toward disclosure in your document.

The Company has revised the disclosure on page 86 to discuss the materiality of the risk associated with a third party’s right to use the

“Generac Portable Products” trademark.  In addition, the Company has supplementally provided the Staff with the license agreement entered into with the Beacon Group described in the Registration Statement.  Although a third party currently has the right to use the trademark, given that the trademark is not currently being used by any third parties, and given the limited scope of the license and the protections provided by the license agreement, the Company does not believe the license will have a material impact on its future results or operations, and therefore has not filed the license agreement as an exhibit to the Registration Statement.

Our products, page 84

9.                                      While we note your revised disclosure in response to prior comment 29, it appears from your disclosure elsewhere in your prospectus that you have not addressed separately each class of similar products or services.  For example, we note from your disclosure under “Our company” on page 1 that you design and manufacture “automatic, stationary standby and portable generators,” which appear to represent classes of product that differ from the disclosure you have provided at the bottom of page 84.  Therefore, we reissue prior comment 29.

As discussed with the Staff, the Company has revised the disclosure on page 1 and elsewhere in the Registration Statement to clarify that “automatic, stationary standby generators” and “portable generators” are not separate classes of products. The Company’s residential generator products, which include installed standby and portable generators, are in the same class of products because they have a similar range of power output and have the same primary customer usage: standby power for homes.  The Company’s industrial and commercial generator products are in the same class of products as they have a similar range of power output and have the same primary customer usage: continuity of power for businesses and municipal users.

Role of the compensation committee, page 98

10.                               Please expand your revised disclosure in response to prior comment 31 to clarify, if true, that the compensation committee does not know the identities of the individual companies that are included in the databases to which you refer in this section.

The Company has revised the disclosure on page 102 to clarify that the compensation committee does not know the identities of the individual companies that are included in the databases maintained by the independent consulting companies the Company uses.

11.                               Please specify how the committee defines “comparable” and “reasonable.”  Clarify whether the compensation paid satisfies this definition of “reasonable.”

The Company has revised the disclosure on page 102 to clarify how the compensation committee defines the term “reasonable” and to confirm that the compensation paid satisfies the Company’s definition of “reasonable.” The Company has also revised the disclosure on page 102 to clarify that the aggregated data with respect to industrial machinery and equipment manufacturing companies consists of a data group of large and small companies, which is adjusted to eliminate the impact of company size for the information presented.

Executive compensation, page 103

12.                               Please update your disclosure regarding executive compensation for the fiscal year ended December 31, 2009.

As discussed with the Staff, the Company has updated the disclosure in this section regarding executive compensation for the fiscal year ended December 31, 2009 to the extent such information is available as it completes its fiscal year-end financial statements.  In addition, as discussed with the Staff, information regarding Mr. LeBlanc has been removed because he was not a named executive officer during 2009.

Summary compensation table, page 103

13.                               We note your response to prior comment 34; however, it is unclear why the compensation you have disclosed as “All other compensation” is not properly reportable in column (e) of the table required by Regulation S-K Item 402(c) with appropriate explanatory footnote disclosure. Note that the introduction to Item 402(c)(2)(ix), which you cite in your response for excluding the information from column (e), states that it applies only to compensation that you “could not properly report in any other column.”  Please advise or revise.

The Company has revised the disclosure on page 106 to report the amortization of expense resulting from the purchase of restricted shares of Class A Common Stock by named executive officers at a discount from the fair market value in column (e) of the table.  In addition, the Company has included an explanatory footnote.

Vesting of restricted shares under the 2006 Equity Incentive Plan, page 108

14.                               Please tell us why you have not included tabular disclosure pursuant to Regulation S-K Item 402(f), given exhibit 10.42.

The Company has revised the disclosure on page 107 to include tabular disclosure of the outstanding equity awards at the fiscal year-end of 2009.

Certain relationships and related-person transactions, page 110

15.                               We note the last sentence of your response to prior comment 38; however, if you did not disclose information that was required to be included in previous versions of your filing, calculating the period that the disclosure must cover based on the date of a subsequent amendment does not provide a basis for failing to correct an omission in a prior version of your filing.  Please revise accordingly, including specific information regarding each related person’s involvement in the November 2006 transaction mentioned on page 113.

The Company has revised the disclosure on page 119 to include specific information regarding each related person’s involvement in the November 2006 transaction mentioned in the Registration Statement.  Please note that the value attributable to the purchase of the Company’s executives’ shares of stock in the CCMP Transactions has not been included in reliance of Instruction 7(c) to Regulation S-K Item 404(a).

Preemptive rights, page 112

16.                               We note your reference to deletions in response to prior comment 40.  If the transactions involving related persons satisfied obligations under a preemptive rights or other agreement to which you were a party, it is unclear why you believe the deletions are appropriate and how you believe you have described the transactions fully as required by Rule 408.  Please advise or revise.

The Company has revised the disclosure on page 117 to replace the previously deleted information regarding the transfer of stock to a member of the board of directors.  All other transactions related to the preemptive rights provision of the Shareholders Agreement are described under “Certain relationships and related person transactions—Issuance of securities—Preemptive rights.”

Description of capital stock, page 117

17.                               Your disclosure may not be qualified by reference to statutes.  Please revise accordingly.

The Company has revised the disclosure on page 123 to delete the qualifying reference.

Corporate opportunities, page 120

18.                               With a view toward clarified disclosure, please tell us why the deemed notice and consent mentioned in the last sentence is required.  Please tell us how you will comply with applicable proxy rules regarding the consent.

The Company has revised the disclosure on page 126 to delete the references to notice and consent, as such references will not be contained in the Company’s certificate of incorporation and is not required by Delaware law.

Item 15.  Recent sales of unregistered securities, page II-3

19.                               Please disclose the substance of your response to prior comment 49 in this section.

The Company has revised the disclosure on pages II-3 to II-4 to include a discussion regarding why the September 2009 transaction is exempt from registration under the Securities Act, as provided in the Company’s response to prior comment 49.

Item 16.  Exhibits and financial statement schedules, page II-4

20.                               We are unable to agree with your response to prior comment 50.  Please file as exhibits the acquisition and reorganization agreements mentioned in your registration statement, including the agreement by which you acquired Generac Power Systems in 2006.

The Company has filed as exhibits 2.1 and 2.2 the acquisition and reorganization agreement and amendment mentioned in the Registration Statement, in accordance with Regulation S-K Item 601(b)(2).

21.                               We note your response to prior comment 51; however, it appears that you have omitted Schedule 4.5 from exhibit 10.5.1 and Exhibits A-D from exhibit 10.42.  Please advise, or re-file as appropriate.

The Company has filed Exhibits A-D from exhibit 10.42.  Although Schedule 4.5 appears in the table of contents of exhibit 10.5.1, this was due to an error in drafting the original agreement itself and this exhibit does not exist.

22.                               Please tell us where you have filed as an exhibit the annual performance bonus plan that is mentioned on page 101.

The Company has revised the exhibit list to include exhibit 10.62, the Company’s Annual Bonus Plan.  The Company will file the plan with its next amendment to the Registration Statement.

We would very much appreciate receiving the Staff’s comments, if any, with respect to the Amendment as promptly as applicable.  If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8165.

Sincerely,

/s/ Matthew D. Bloch

Matthew D. Bloch